Exhibit 21.1
DIRECT AND INDIRECT SUBSIDIARIES OF THE COMPANY

	Percentage	Jurisdiction of
Name	Ownership	Organization
United Solar Ovonic Corp	100%	Delaware
United Solar Ovonic LLC	100%	Delaware
Solar Integrated Technologies, Inc.	100%	Delaware
Ovonic Battery Company, Inc.	93.6%	Delaware